NEVSUN RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of Nevsun Resources Ltd. (the “Company”) will be held at 9:00 a.m. (local time) on Thursday, May 22, 2014 at Suite 1100 – 840 Howe Street, Vancouver, British Columbia, for the following purposes:

1.	To receive and consider the audited annual consolidated financial statements of the Company for the fiscal period ended December 31, 2013 with the report of the auditors therein;

2.	To consider and, if thought fit, pass an ordinary resolution to set the number of directors for the ensuing year at six;

3.	To consider and, if thought fit, pass an ordinary resolution to elect each of the nominees proposed for election as Directors, and to fix their terms of office;

4.	To consider and, if thought fit, pass an ordinary resolution to appoint KPMG LLP as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

5.	To consider and, if thought fit, pass an ordinary resolution to approve the confirmation, ratification and continuation of the Company’s shareholder rights plan;

6.	To consider and, if thought fit, pass an ordinary resolution accepting the Company’s approach to executive compensation; and

7.	To transact any other business as may properly come before the Meeting or any adjournments thereof.

All registered shareholders are entitled to attend and vote at the Meeting in person or by proxy. Shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read the notes accompanying the form of proxy and complete and return the form of proxy to the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 by mail, telephone voting (1-866-732-8683), internet voting (www.investorvote.com) or fax (1-866-249-7775) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting. A shareholder entitled to vote at the Meeting is entitled to appoint a proxy holder to attend and vote in his/her stead.

Non-registered shareholders who receive this notice of meeting (“Notice of Meeting”) and form of proxy from their broker or other intermediary should complete and return the form of proxy or voting instruction form provided to them in accordance with the instructions provided with it.  Failure to do so may result in their shares not being eligible to be voted at the meeting.

Shareholders are able to request to receive copies of the Company’s audited annual consolidated financial statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable.  The audited annual consolidated financial statements and MD&A of the Company for the year ended December 31, 2013 are being sent to those shareholders who have previously requested to receive them.  Otherwise, they are available upon request to the Company at contact@nevsun.com or they can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval website (“SEDAR”) at www.sedar.com, on the United States Securities and Exchange Commission website (“EDGAR”) at www.sec.gov, or on the Company’s website at www.nevsun.com.

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street,  Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	Page 2

This year the Company has decided to deliver its Information Circular, audited annual consolidated financial statements of the Company for the fiscal period ended December 31, 2013, and MD&A (the “Meeting Materials”) to shareholders by posting the Meeting Materials on its website (www.nevsun.com).  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs.  The Meeting Materials will be available on the Company’s website as of April 4, 2014, and will remain on the website for one full year thereafter.  The Meeting Materials will also be available on the SEDAR at www.sedar.com and on EDGAR at www.sec.gov as of April 4, 2014.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Company by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.  Meeting Materials will be sent to such shareholders and to shareholders requesting paper copies of the Meeting Materials by any other means at no cost to them, within three business days of Nevsun receiving their request, if such requests are made before the date of the Meeting, including any adjournment thereof, and within 10 calendar days of Nevsun receiving their request, if such requests are made on or after the date of the Meeting and within one calendar year of the Meeting Materials being filed online.

The Board of Directors of the Company has, by resolution, fixed the close of business on March 26, 2014 as the record date (“Record Date”), being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The Board of Directors of the Company has, by resolution, fixed 9:00 a.m. (Pacific Daylight Time) on May 20, 2014, or not later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.

If you have any questions relating to the Meeting, please contact the Company by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.

Dated at Vancouver, British Columbia this 26th day of March, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Clifford T. Davis”

President, Chief Executive Officer, and Director

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street,  Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com